UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

Eaton Vance Insured Florida Plus Municipal Bond Fund (EIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27828E102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27828E102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  362,311

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  362,311

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

362,311

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.07%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 362,311 shares of EIF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.07% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 362,311 shares or 14.07% of the outstanding shares. George W. Karpus presently owns 9,650 shares. Mr. Karpus purchased shares on August 20, 2007 at $12.73 (1,850 shares), August 30, 2007 at $12.95 (4,800 shares), October 22, 2007 at $13.45 (1,550 shares), June 27, 2008 at $12.83 (1,200 shares) and on July 8, 2008 at $12.92 (300 shares). Mr. Karpus sold shares on March 3, 2008 at $11.89 (50 shares). Karpus Management, Inc. presently owns 800 shares. KMI purchased shares on July 18, 2007 at $13.68 (50 shares), July 19, 2007 at $13.75 (100 shares), July 23, 2007 at $13.81 (50 shares), July 24, 2007 at $13.73 (50 shares), July 26, 2007 at $13.61 (100 shares), August 30, 2007 at $12.95 (200 shares), October 16, 2007 at $13.60 (100 shares), August 17, 2007 at $13.57 (50 shares), October 19, 2007 at $13.67 (50 shares) and on October 22, 2007 at $13.45 (50 shares). Karpus Management, Inc. presently owns 800 shares of the Fund. Karpus Management, Inc. purchased shares on July 18, 2007 at $13.68 (50 shares), July 19, 2007 at $13.75 (100 shares), July 23, 2007 at $13.81 (50 shares), July 24, 2008 at $13.783 (50 shares), July 26, 2008 at $13.61 (100 shares), August 30, 2007 at $12.95 (200 shares), October 16, 2007 at $13.60 (100 shares), October 17, 2007 at $13.57 (50 shares), October 19, 2008 at $13.67 (50 shares) and on October 22, 2007 at $13.45 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 8.29%. Urbana Partners L.P. currently owns 24,310 shares of EIF. None of the other principals of KIM presently own shares of EIF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 5/12/2008  2,000   $12.61
 5/23/2008  200   $12.75
 5/27/2008  1,000   $12.74
 5/28/2008  800   $12.77
 6/2/2008  13   $12.86
 6/10/2008  (400)  $13.15
 6/19/2008  11,800   $12.82
 6/19/2008  (280)  $12.49
 6/20/2008  3,900   $13.22
 6/24/2008  (475)  $13.00
 6/26/2008  (800)  $12.91
 6/27/2008  (100)  $12.83
 6/30/2008  1,200   $12.91
 7/2/2008  100   $12.91
 7/8/2008  2,400   $12.92
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of EIF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on July 10, 2008, a copy of which is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Senior Director of Investments
Date:   July 14, 2008

EXHIBIT 1
Letter to the Fund
Transmitted July 10, 2008

        July 10, 2008
Mr. John E. Pelletier, Chief Legal Officer
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

Re: Eaton Vance Insured Florida Plus Municipal Bond Fund ("EIF") and
 Eaton Vance National Municipal Income Trust ("FEV")
 (collectively, the "Funds")

Mr. Pelletier:
We would like to commend the Board for its recently announced recommendation to EIF shareholders to merge EIF into the Eaton Vance Insured Municipal Bond Fund ("EIM") at a special meeting of shareholders to be held in October. Consequently, we wish to withdraw our termination proposal, director nominees and shareholder list request, which were submitted to EIF on April 17, 2008 and April 24, 2008.

Given the Board's recently announced action, we also believe that the Board must also address similar circumstances facing shareholders of FEV. In fact, a press release issued by FEV on December 12, 2007 and reiterated again on June 19, 2008 indicated: "... the Board of Trustees of FEV may in the future consider other actions, potentially including a merger of FEV into a similar closed-end Eaton Vance national municipal bond fund." Without further action by the Board, shareholders of FEV continue to bear concentrated geographical risk without any additional benefit for doing so.

Thank you for your time and consideration and again I commend the Board for its recently announced solution for shareholders of EIF.

Sincerely,

/s/
Sharon L. Thornton
Senior Director of Investments